FILED BY ARES CAPITAL CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: MIDCAP FINANCIAL INVESTMENT CORPORATION

COMMISSION FILE NO. 814-00646

The following is an excerpt relating to the pending acquisition of MidCap Financial Investment Corporation (“MFIC”) by Ares Capital Corporation (“ARCC” or the “Company”) from a transcript of an interview with Michael Arougheti, Director and Executive Vice President of ARCC, held on October 29, 2026:

David Faber: And now MFIC—

Mike Arougheti: It’s interesting. You go back, we, we did IPO ARCC – our BDC – which is the largest publicly traded BDC, in 2004. And at the time there were three large BDCs: Allied Capital, American Capital Strategies, and AINV, which is now MFIC. Fast forward 22 years, Ares Capital Corporation has actually acquired and integrated those three, those three platforms.

I think what we have done differently, David, is we’ve been doing it longer than most. So we’ve just accumulated a set of competitive advantages in origination and our relationship network, the diversification and size of our portfolios, the amount of resources that we can put behind portfolio management and technology. And so the benefits of scale are definitely showing through.

And when you get into a market like the one that we’re in now, ARCC, which is trading close to book value, is able to go in and deliver a really attractive premium to the MFIC shareholder. And with a little bit of support from Ares Management, ARCC shareholders are able to buy a diversified book of 200-plus names accretively. So it was really a nice win for Apollo, win for Ares, and win for the ARCC shareholders.

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition, including statements regarding the Transaction pursuant to the Merger Agreement. The forward-looking statements may include statements as to: the consummation of the Transaction, the future operating results of ARCC, MFIC and, following the closing of the Transaction, the combined company, and distribution projections; business prospects of ARCC, MFIC and the combined company, and the prospects of their portfolio companies; and the impact of the investments that ARCC, MFIC and the combined company expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “could,” “estimate,” “overestimate,” “underestimate,” “project,” “intend,” “may,” “will,” “endeavor,” “potential,” “predict,” “continue,” “target” and “would” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Certain factors could cause actual results and conditions to differ materially from those planned, projected, or estimated, including the uncertainties associated with (i) the ability of the parties to consummate the Transaction on the expected timeline, or at all; (ii) the failure of MFIC stockholders to approve the Transaction and the other Proposals (as defined below); (iii) the possibility that any or all of the various conditions to the consummation of the Transaction, including the receipt of any required regulatory approvals, may not be satisfied or waived on a timely basis or at all, and including the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transaction or may require conditions, limitations or restrictions in connection with such approvals; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including circumstances requiring MFIC to pay a termination fee; (v) the possibility that competing offers or acquisition proposals for MFIC will be made; (vi) ARCC’s ability to realize the anticipated benefits of the Transaction, including the expected accretion to ARCC’s core earnings, including as a result of delay in completing the Transaction or integrating the businesses of MFIC and ARCC; (vii) the amount of the special dividend from MFIC’s undistributed taxable income, the NAV per share of ARCC and the trading price of ARCC common stock, each of which will affect the number of shares of ARCC common stock issued in the Transaction; (viii) risks related to diverting management’s attention from ongoing business operations and the effect of the announcement or pendency of the Transaction on the business relationships, operating results and business generally of ARCC and MFIC; (ix) the combined company’s plans, expectations, objectives and intentions as a result of the Transaction, including the integration of MFIC’s portfolio; (x) the future operating results and net investment income projections of ARCC, MFIC or, following the closing of the Transaction, the combined company; (xi) the ability of Ares Management to implement its future plans with respect to the combined company and to attract and retain highly talented professionals; (xii) the business prospects of ARCC, MFIC or the combined company and the ability of their portfolio companies to achieve their objectives; (xiii) the expected financings and investments and additional leverage that ARCC, MFIC or the combined company may seek to incur in the future; (xiv) the adequacy of the cash resources and working capital of ARCC, MFIC or the combined company; (xv) the timing of cash flows, if any, from the operations of the portfolio companies of ARCC, MFIC or the combined company; (xvi) the ability of ARCC and the combined company to maintain their qualification as a business development company under the Investment Company Act of 1940, as amended, and as a regulated investment company under Subchapter M of the Code; (xvii) general economic, political and market conditions, including changes in interest rates and credit spreads; (xviii) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xix) the risk that stockholder litigation in connection with the Transaction may result in significant costs of defense and liability; (xx) unexpected costs, charges or expenses resulting from the Transaction, and (xxi) such other factors as are described under the heading “Risk Factors” in ARCC’s and MFIC’s respective annual reports on Form 10-K, quarterly reports on Form 10-Q and other filings with the SEC. Any forward-looking statements speak only as of the date of this communication.  ARCC and MFIC have based the forward-looking statements included in this communication on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although ARCC and MFIC undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that ARCC and/or MFIC in the future may file with the SEC, including the Proxy Statement/Prospectus and the Registration Statement (in each case, as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in ARCC, MFIC or in any fund or other investment vehicle managed by Ares Management, Apollo Management or any of their respective affiliates.

Additional Information and Where to Find It

This communication relates to the proposed Transaction and certain related matters (the “Proposals”). In connection with the Proposals, ARCC will file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include a proxy statement of MFIC and a prospectus of ARCC (the “Proxy Statement/Prospectus”), and MFIC will mail the Proxy Statement/Prospectus to its stockholders. The Proxy Statement/Prospectus and the Registration Statement will each contain important information about ARCC, MFIC, the Transaction and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. INVESTORS IN ARCC AND STOCKHOLDERS OF MFIC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ARCC, MFIC, THE TRANSACTION AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by ARCC, from ARCC’s website at www.arescapitalcorp.com, and, for documents filed by MFIC, from MFIC’s website at https://www.midcapfinancialic.com.

Participants in the Solicitation

ARCC, its directors, certain of its executive officers and certain employees and officers of Ares Management and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of ARCC is set forth in its proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 5, 2026. MFIC, its directors, certain of its executive officers and certain employees and officers of Apollo Management and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of MFIC is set forth in its proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2026. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the MFIC stockholders in connection with the Proposals, including a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus when it becomes available. These documents may be obtained free of charge from the sources indicated above.